07023430

MICRO FOCUS

RECEIVED

2007 MAY 10 A 10: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 9, 2007

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

SUPPL

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated April 26, 2007 – "Notice of Preliminary Results."
2. Regulatory Announcement dated April 30, 2007 – "Voting Rights and Capital".
3. Regulatory Announcement dated May 4, 2007 – "Financial Year-End Update and Acquisition of Acucorp Inc."

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

dw 5/10

FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Notice of Results
Released	17:11 26-Apr-07
Number	6154V

26 April 2007

Micro Focus International plc

Notice of Preliminary Results

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), the UK software company, will announce preliminary results for the year ended 30 April 2007 on Thursday 28 June 2007.

An analyst briefing will be held at Financial Dynamics' offices, 26 Southampton Buildings, London WC2A 1PB, at 8.30 am.

Enquiries:

Financial Dynamics **Tel: +44 (0)20 7831 3113**
Harriet Keen
Haya Chelhot

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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights and Capital
Released	12:46 30-Apr-07
Number	7702V

30 April 2007

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 200,068,405 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 200,068,405.

The above figure (200,068,405) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

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FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Year End Update & Acquisition
Released	07:01 04-May-07
Number	1067W

Embargoed for 7.00am, Friday 4 May 2007

Financial year-end update and acquisition of Acucorp Inc.

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L) announces a positive update on trading for the full year to 30 April 2007.

Following a successful end to the financial year, in which a higher than expected number of larger value transactions were closed, Micro Focus expects to report total revenues, including revenues from the HAL Knowledge Solutions acquisition announced on 3 November 2006, of approximately US$170m (2006: US$143.7m). Group EBITDA, excluding exceptional items and stock based compensation, for the twelve months to 30 April 2007 is expected to be approximately US$65m (2006: US$38.8m).

Further details will be provided in the preliminary results statement for the full year to 30 April 2007 to be announced on 28 June 2007.

Acquisition of Acucorp Inc.

In addition, Micro Focus announces that it has agreed to acquire Acucorp Inc. ("Acucorp") for a total cash consideration of US$40.7m, paid in full on completion, plus a working capital adjustment capped at a maximum value of US$250,000.

Acucorp's technology is highly complementary to Micro Focus' core business and the acquisition provides the opportunity for Micro Focus to expand its reach into the small and medium-sized enterprise ("SME") market.

In the year to December 2006, Acucorp generated an operating profit of US$3.0m and its gross assets as at 31 December 2006 were US$13.1m. Following the acquisition, Micro Focus plans to restructure the business and aims to increase margins over time to a level consistent

FILE NO. 82-34962

with Micro Focus' existing business. The consequent restructuring charge is expected to be approximately US$8.0m in the financial year to 30 April 2008.

Stephen Kelly, Chief Executive Officer of Micro Focus International plc, commented:

"We are encouraged by the progress that we have made across the Group in our first full year of trading under the new management team. Solid revenue growth, combined with a firm control of expenses, has resulted in a significant increase in profits compared with the prior year period. This performance has exceeded our expectations thanks to better than anticipated closure rates of larger value transactions in the final quarter. We remain firmly focused on sales execution going forward.

The acquisition of Acucorp is consistent with Micro Focus' strategy of expanding our core areas of expertise. We anticipate that the acquisition of Acucorp will contribute revenues of approximately $17m in FY2008."

Enquiries:

Micro Focus	**Tel: +44 (0)1635 32646**
Stephen Kelly, Chief Executive	
Nick Bray, Chief Financial Officer	
Financial Dynamics	**Tel: +44 (0)20 7831 3113**
Harriet Keen	
Haya Chelhot	

Notes to editors:

About Micro Focus

Micro Focus, a member of the FTSE 250, provides innovative software that allows companies to dramatically improve the business value of their enterprise applications. Micro Focus Enterprise Application Modernization and Management software enables customers' business applications to respond rapidly to market changes and embrace modern architectures with reduced cost and risk. For additional information please visit www.microfocus.com.

About Acucorp Inc.

Acucorp provides innovative technologies for the modernisation and enhancement of

FILE NO. 82-34962

business-critical applications. In addition to both modernizing and enhancing existing assets, Acucorp's innovative software solutions provide interoperability and portability to more than 600 different computing platforms. The company, founded in 1988, has headquarters in San Diego, California, regional offices throughout Europe and distributors around the world.

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